Exhibit 99.2

FORM OF

LETTER TO STOCKHOLDERS AND PARTICIPATING
WARRANTS HOLDERS WHO ARE RECORD HOLDERS OF

SINTX TECHNOLOGIES, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Stockholders and Holders of Participating Warrants of

SINTX Technologies, Inc.

January 18, 2020

Dear Stockholder or Participating Warrant Holder:

This letter is being distributed by SINTX Technologies, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.01 par value per share (the “Common Stock”), Series B Preferred Stock, $0.01 par value per share (“Series B Preferred”) or of holders of certain outstanding common stock warrants (the “Participating Warrants”) as of 5:00 p.m., Eastern Time, on January 17, 2020, the record date (the “Rights Offering”), in connection with a distribution in a rights offering of non-transferable subscription rights to subscribe for and purchase units. Each unit entitles the holder to one share of the Company’s Series C Convertible Preferred Stock and 500 warrants. Each warrant will be exercisable for one share of Common Stock. The subscription rights and units are described in the prospectus dated January 17, 2020 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing subscription rights to subscribe for up to 8,000 units on the terms and subject to the conditions described in the Prospectus, at a subscription price of $1,000 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on January 18, 2020 and ends at 5:00 p.m., Eastern Time, on February 3, 2020, the expiration date, unless extended in the sole discretion of the Company for up to an additional 45 days (the “Expiration Date”).

As described in the Prospectus, holders will receive one subscription right for every share of Common Stock owned or deemed owned or underlying the Series B Preferred Stock or Participating Warrants held on the record date, evidenced by non-transferable subscription rights certificates. Each subscription right entitles the holder to purchase one unit at the subscription price, which we refer to as the basic subscription right.

Based on 2,434,008 shares of common stock outstanding as of January 17, 2020, 114,762 shares of common stock issuable upon conversion of 249 shares of Series B Preferred Stock, and 361,692 shares of common stock issuable upon exercise of Participating Warrants, we would grant subscription rights to acquire 2,910,462 units but will only accept subscriptions for 8,000 units. Accordingly, sufficient units may not be available to honor your subscription in full. If exercises of basic subscription rights exceed the number of units available in the Rights Offering, we will allocate the available units pro-rata among the record holders exercising the basic subscription rights in proportion to the number of shares of Common Stock each of those record holders owned or are deemed to hold on the record date, relative to the number of shares owned or deemed to be held on the record date by all record holders exercising the basic subscription right. If this pro-rata allocation results in any record holders receiving a greater number of units than the record holder subscribed for pursuant to the exercise of the basic subscription rights, then such record holder will be allocated only that number of units for which the record holder subscribed, and the remaining units will be allocated among all other record holders exercising their basic subscription rights on the same pro rata basis described above. The proration process will be repeated until all units have been allocated. If for any reason the amount of units allocated to you is less than you have subscribed for, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the Rights Offering has expired and all prorating calculations and reductions contemplated by the terms of the Rights Offering have been effected, and we will have no further obligations to you.

Holders who fully exercise their basic subscription right will be entitled to subscribe for additional units that remain unsubscribed as a result of any unexercised basic subscription right (the “Over-Subscription Privilege”). Subject to stock ownership limitations described in the Prospectus, if sufficient units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for units exceed the remaining units available, the remaining units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock owned or deemed to be owned or underlying the Series B Preferred Stock or Participating Warrants held as of the record date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holder receiving a greater number of units than the holder subscribed for, then such holder will be allocated only the number of units for which the holder oversubscribed, and the remaining units will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all units have been allocated.

The Company will not issue fractional shares or warrants. Fractional shares or warrants resulting from the exercise of the basic subscription rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole unit. Any excess subscription payment received by the subscription agent will be returned, without interest or penalty, within 10 business days following the expiration of the Rights Offering.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Subscription Rights Certificate;
3.	Instructions As to Use of Subscription Rights Certificates;
4.	Notice of Important Tax Information; and
5.	A return envelope, addressed to American Stock Transfer & Trust Company, LLC, our Subscription Agent for the Rights Offering.

Your prompt attention is requested. To exercise your subscription rights, you should deliver the properly completed and signed subscription rights certificate, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription right and Over-Subscription Privilege, if applicable, to the subscription agent, as indicated in the prospectus. The subscription agent must receive the properly completed and duly executed subscription certificate and full payment of the subscription price, including final clearance of any checks, prior to the Expiration Date.

You cannot revoke the exercise of your subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO the Information Agent, D.F. King & Co., Inc., toll free at (866) 620-2536.